September 29, 2025

Shubha Dasgupta
Chief Executive Officer
Pineapple Financial Inc.
Unite 200, 111 Gordon Baker Road
Toronto, Ontario M2H 3R1

       Re: Pineapple Financial Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed September 29, 2025
           File No. 001-41738
Dear Shubha Dasgupta:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance
cc:   Darrin M. Ocasio, Esq.